Filed Pursuant to Rule 433

Registration No. 333-252387

Issuer Free Writing Prospectus

Republic of Peru’s €825,000,000 1.250% Euro-Denominated Global Bonds due 2033 (“2033 Bonds”)

This pricing supplement (this “Pricing Supplement”) to the preliminary prospectus supplement dated March 4, 2021 (the “Preliminary Prospectus Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the information in the Preliminary Prospectus Supplement.

Final terms and conditions as of March 4, 2021

Issuer	Republic of Peru

Issue Type	SEC Global Registered

Bookrunners	J.P. Morgan Securities plc Merrill Lynch International Morgan Stanley & Co. International plc

Issue Amount	€825,000,000

Issue Price	99.734%

Settlement Date	March 11, 2021 (T+5)

Denominations	€100,000 and integral multiples of €1,000 in excess thereof

Maturity	March 11, 2033

Optional Make-Whole Redemption	Prior to December 11, 2032, make-whole call at Benchmark Rate plus 25 basis points

Optional Par Redemption	On and after December 11, 2032, call at 100.000%

Regular Record Dates	March 8 of each year

Coupon	1.250% per year

Interest Payment Dates	March 11 of each year, beginning on March 11, 2022

Re-Offer Spread over Interpolated Mid-Swap	+115 bps

Reference Mid-Swap Interpolated Rate	0.124%

Benchmark Instrument	DBR 0.000% due February 15, 2031

Benchmark Price and Yield	103.15; -0.311%

Offer Spread over Benchmark	+158.6 bps

Yield to Maturity	1.274%

Gross Proceeds to Issuer	€822,805,500

Interest Rate Basis	Act/Act

Governing Law	New York

Clearing	Euroclear / Clearstream

ISIN	XS2314020806

Common Code	231402080

Listing and Trading	Application will be made to admit the bonds for listing on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market.

UK MiFIR professionals/ECPs-only / No UK PRIIPs KID: Manufacturer target market (MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the 2033 Bonds are not available to retail investors in the United Kingdom.

The following additional information of the Republic of Peru and regarding the securities is available from the U.S. Securities and Exchange Commission’s (“SEC”) website and also accompanies this free writing prospectus:

Preliminary Prospectus Supplement dated March 4, 2021 to Prospectus dated February  8, 2021.

https://www.sec.gov/Archives/edgar/data/77694/000119312521068388/d151341d424b2.htm

https://www.sec.gov/Archives/edgar/data/77694/000119312521051416/0001193125-21-051416-index.htm

https://www.sec.gov/Archives/edgar/data/77694/000119312520300509/0001193125-20-300509-index.htm

https://www.sec.gov/Archives/edgar/data/77694/000119312520271992/0001193125-20-271992-index.htm

https://www.sec.gov/Archives/edgar/data/77694/000119312521032438/d109931dsba.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling:

J.P. Morgan Securities plc: +44 (0) 20 7134 2468

Merrill Lynch International: +44 (0) 20 7995 3966

Morgan Stanley & Co. International plc: +1 (866) 718-1649 (toll-free)

Delivery of the 2033 Bonds is expected on or about March 11, 2021, which will be the fifth business day following the date of pricing of the 2033 Bonds (“T+5”). Under Rule 15c6–1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade 2033 Bonds prior to the Settlement Date may be required, by virtue of the fact that the 2033 Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of 2033 Bonds who wish to trade 2033 Bonds prior to the Settlement Date should consult their own advisor.

Any distributor subject to Directive 2014/65/EU (as amended, “MiFID II”) subsequently offering, selling or recommending the bonds is responsible for undertaking its own target market assessment in respect of the bonds and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (“Delegated Directive”). Neither Peru nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

This Pricing Supplement has been prepared on the basis that any offer of securities in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of securities. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2017/1129 (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook subsequently offering, selling or recommending the bonds is responsible for undertaking its own target market assessment in respect of the bonds and determining the appropriate distribution channels for the purposes of the UK Product Governance Rules. Neither Peru nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the UK Product Governance Rules.

This Pricing Supplement has been prepared on the basis that any offer of Securities in the United Kingdom (the “UK”) will be made pursuant to an exemption under section 85 of the Financial Services and Markets Act 2000 (the “FSMA”) and the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK Prospectus Regulation”), from the requirement to publish a prospectus for offers of Securities.

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of UK domestic law by virtue of the EUWA, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, (iv) fall within Article 43 (“Members and creditors of certain bodies corporate”) of Financial Promotion Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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